EXHIBIT 12

HOUSEHOLD FINANCE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	March 29 through Sept. 30, 2003	January 1 through March 28, 2003	Nine months ended Sept. 30, 2002
(In millions)	(Successor)	(Predecessor)	(Predecessor)
Net income	$895.8	$460.7	$1,154.5
Income taxes	468.7	240.6	590.9

Income before income taxes	1,364.5	701.3	1,745.4
Fixed charges:
Interest expense (1)	930.1	785.3	2,281.9
Interest portion of rentals (2)	22.5	15.3	43.1

Total fixed charges	952.6	800.6	2,325.0

Total earnings as defined	$2,317.1	$1,501.9	$4,070.4

Ratio of earnings to fixed charges	2.43	1.88	1.75	(3)

(1)	For financial statement purposes, interest expense includes income earned on temporary investment of excess funds, generally resulting from over-subscriptions of commercial paper.

(2)	Represents one-third of rentals, which approximates the portion representing interest.

(3)	The 2002 ratio has been negatively impacted by the settlement charge and related expenses associated with our preliminary agreement with a multi-state working group of attorneys general and regulatory agencies to effect a nationwide resolution of alleged violations of consumer protection, consumer lending and banking laws and regulations in our retail branch consumer lending operations. Excluding the settlement charge and related expenses of $333.2 million (after-tax), our ratio of earnings to fixed charges would have been 1.98 percent. This non-GAAP financial ratio is provided for comparison of our operating trends only.